Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 31, 2008

EVENT:	TSX GROUP Q4 2007 RESULTS
CONFERENCE CALL
TIME:	17h00 E.T.
REFERENCE:	TSXGroup_Q4_2007_Earnings
LENGTH:	APPROXIMATELY 40 MINUTES
DATE:	JANUARY 30, 2008
SPEAKERS:	Rik Parkhill, Interim Co-CEO, TSX Group
Michael Ptasznik, Interim Co-CEO and CFO, TSX
Group
Paul Malcolmson, Director, Investor & Public Relations,
TSX Group

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement,
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                           OPERATOR: Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the TSX Group Fourth Quarter 2007 Results Conference Call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press * 0 for operator assistance at any time.

I would like to remind everyone that this conference is being recorded today, Wednesday, January 30, 2008, at 5:00 p.m. Eastern time.

I would now like to turn the conference over to Mr. Paul Malcolmson, Director, Investor Relations, TSX Group. Please go ahead, sir.

PAUL MALCOLMSON (Director, Investor Relations, TSX Group): Thank you, Operator, and good afternoon, everyone. Thank you for joining us this afternoon for the fourth quarter 2007 conference call for TSX Group.

As you know, we announced our fourth quarter and full-year 2007 results earlier this afternoon. A copy of the press release is available on our website, tsx.com, under "Investor Relations."

Today, we have with us Michael Ptasznik, Interim Co-Chief Executive Officer as well as Chief Financial Officer; and Rik Parkhill, Interim Co-Chief Executive Officer. Following opening remarks from Michael and Rik, we will have a question-and-answer session.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Before we begin, I would remind you that we report in Canadian dollars and follow Canadian GAAP.

In addition, certain statements made on the call today may be considered forward-looking, and I would refer you to the risk factors outlined in today's press release, and reports filed by TSX Group with regulatory authorities.

In addition, we may discuss certain financial measures, such as issuer service fees billed, initial listing fees billed, and additional listing fees billed, as well as earnings per share prior to a reduction in the value of the future tax asset, that do not have standardized meanings prescribed by Canadian GAAP. These measures, therefore, are unlikely to be comparable to similar measures that are presented by other issuers.

And now I would like to turn the call over to Michael.

MICHAEL PTASZNIK (Interim Co-Chief Executive Officer and Chief Financial Officer, TSX Group): Thanks, Paul, and good afternoon, everyone.

The fourth quarter of 2007 was filled with historic achievements here at TSX Group. We had a very strong quarter, in terms of activity, capping off a record year in volume traded on Toronto Stock Exchange, TSX Venture Exchange, and NGX. We also reached record levels of real-time market data subscriptions in Q4.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

And then, in December, as you all know, we announced our landmark agreement with the Montréal Exchange.

As far as the results, I'm happy to report a strong quarter to close 2007, as revenue in Q4 increased by 22 percent over Q4 of 2006. The growth was driven by our primary revenue streams of Issuer Services, Trading, and Market Data.

Issuer Services revenue was up 30 percent; revenue from equity trading on Toronto Stock Exchange and TSX Venture Exchange was up 22 percent; and Market Data revenue was up 18 percent over Q4/06.

Revenue from our Q4/06 and Q2/07 acquisitions also contributed to our year-over-year growth.

Expenses were up 20 percent in Q4/07 over Q4/06. The increase was largely attributable to the operating expenses related to these acquisitions, offset by the capitalization of some TSX Quantum™ development costs.

And while diluted EPS for the fourth quarter decreased by 12 percent compared with the fourth quarter of 2006, this was largely due to a reduction in the value of the future tax asset that was a result of the federal tax rate reductions. This reduced net income by $13.3 million, or $0.20 per share. Earnings per share prior to this reduction in the value of the future tax asset was $0.65 on a diluted basis, a 23 percent increase compared to last year. The adjustment had no impact on cash flows.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Looking at the full year 2007 versus 2006, revenue was up 20 percent over 2006, reflecting increased revenue in the primary revenue streams, and net income increased by 13 percent over 2006, largely due to the higher revenue, partially offset by higher expenses and income taxes.

Diluted EPS for 2007 was $2.17, up 14 percent over 2006.

Earnings per share prior to the reduction in the value of the future tax asset was $2.39 on a diluted basis for '07, a 15 percent increase over the 2006 earnings per share prior to reduction in the value of the future tax asset that happened that year. I'll let you read the rest of the details in today's press release.

Looking at balance sheet, we paid out about $59.0 million in the quarter, through a combination of dividends and share repurchases through our NCIB.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Cash and marketable securities totalled almost $303.0 million at December 31, 2007, a decrease of about $10.0 million from September 30, 2007.

This morning, the Board declared a quarterly dividend of $0.38 per common share to be paid on February 28, 2008 to shareholders of record at the close of business on February 14, 2008.

And now to our major news of Q4/07, our agreement to combine with the Montréal Exchange to create the new TMX Group Inc., which we announced on December 10, 2007.

We are progressing as planned, and we are continuing to target completion of the transaction in this quarter. MX's Management Proxy Circular was made out January 14, in advance of the shareholder meeting to be held in Montréal on February 13, where the amalgamation will be put to a vote. The transaction must be approved by two-thirds of the votes cast at the meeting. Completion of the transaction is also subject to regulatory approval, including from Québec's AMF, the SEC, the Competition Bureau, and Toronto Stock Exchange. We expect that the AMF's comment period will begin shortly.

As I said before, we believe the combination of Canada's equity and derivatives expertise will provide great benefits for TSX Group and Montréal Exchange shareholders, Québec, and the Canadian capital markets.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

A voice noticeably absent from this call today is Richard Nesbitt, as he announced earlier this month that he is leaving TSX Group. The Board of Directors is engaged in a process to determine an appropriate successor to Richard, and although I cannot give you an exact date, an announcement will be made once the Board completes this process and identifies a new permanent Chief Executive Officer.

In the meantime, Rik Parkhill and I have been named Interim Co-CEOs, and we are working together to ensure that our business continues to operate smoothly, and that we complete the MX transaction as originally planned.

With that, I'd like to turn things over to Rik for his comments.

RIK PARKHILL (Interim Co-Chief Executive Officer, TSX Group, and President, TSX Markets): Thank you, Michael, and good afternoon, everyone. I am pleased to be here today to talk about what lies ahead for TSX Group, and some of our key current initiatives.

I'll start with our new trading engine, TSX Quantum™. Last month, we began its phased launch on schedule, with trading in one symbol: our own symbol, X. We are pleased to report that we are seeing response times in the single-digit millisecond range. We just announced that we are adding two more symbols starting February 1st, with the balance of symbols on the Toronto Stock Exchange expected to be added by the end of this April. The rollout of Quantum™ will continue throughout 2008, with the addition of the Venture symbols.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement,
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This is an important milestone in our history, and is the culmination of more than two years of work by Brenda Hoffman, our CIO, and her technology team.

This new trading system will allow us to be as fast as, or faster than, any exchange in the world, and the actual performance of Quantum™ has more than met our expectations, as I previously pointed out, with single-digit millisecond latency and very robust processing capability.

Our trading fees are already among the lowest in the world, according to a study last year by Elkins/McSherry. We think that our competitive trading fees, together with our advances in technology, will attract higher volumes and even more liquidity.

I want to spend a few minutes on the Packaged Pricing Program we announced earlier this month for trading fees, including the reasons for this program.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Consistent with previous changes to trading fees, this is all about encouraging increased order flow: in other words, making sure that customers have every incentive to send orders to us. Each customer's business is different, partly because of their mix of active versus passive order flow. Therefore, our experience with past changes is that customers benefit to varying degrees. It is an evolving process to make sure that customers have options with us, and an ongoing incentive to increase order flow so that we all benefit.

Now a few comments on the latest offer to customers. Firstly, it only applies to Central Limit Order Book trading, not Market-Open or -Close facilities or other premium products. Secondly, today, it will likely only apply to a small number of customers. And, finally, for those customers that do sign up in this three-month enrollment period, they will be making a three-year commitment to us in exchange for discounted pricing on Central Limit Order Book trades only.

As part of this arrangement, customers will be required, among other things, to provide more than 80 percent of their passive order flow, and would be subject to a minimum monthly fee, with no cap on our upside.

In summary, we are offering this pricing along with superior technology and a growing array of innovative products to provide every incentive for growth in order flows and volumes as we have seen in the past.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Next, I would like to update you on our international business development efforts.

Last year, we were in China, Australia, Israel, and the U.S., as we continued to focus on entrenching our position as a preeminent global resources exchange and a leading exchange for small to medium-sized enterprises or growth companies.

Our nine-city 2007 U.S. campaign concluded at the end of November. Feedback from our campaign sponsors, from media, and, most importantly, from the companies that attended our events, was very positive.

We added 23 new listings from U.S.-based companies in 2007, which is a 64 percent increase compared to 2006. In addition, there were 26 new international listings in 2007 outside of the United States.

Plans are already under way for our 2008 U.S. campaign, and we expect to announce the cities in March and get on the road again in April.

In Market Data, we announced in Q4 that we will be launching a consolidated market data feed of pre- and post-trade data for equity marketplaces in Canada. This TSX Datalinx offering will reduce the time to market and costs of moving to multiple feed formats for stakeholders, and will help facilitate best execution and trade-through obligations for our customers.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Also, we announced last month that TSX Datalinx will distribute Instinet’s Chi-X Canada™ ATS order and trade data.

And finally, I want to talk about our energy business. We are very excited about our arrangements to combine NGX's strength and physical clearing with the advanced technology capabilities of the IntercontinentalExchange.

NGX natural gas and electricity products are scheduled to become available through the IntercontinentalExchange's web ICE platform this quarter. ICE will provide NGX with access to thousands of trading screens, and will support NGX's global footprint for gas and electricity contracts.

Now I'd like to turn things back to Paul for the question-and-answer session.

PAUL MALCOLMSON: Thanks, Rik. Operator, could you please outline the process for the question-and-answer session?

OPERATOR: Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order that they are received. Please ensure you lift the handset, if you are using a speakerphone, before pressing any keys. One moment, please, for your first question.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

Your first question comes from Doug Young of TD Newcrest. Please go ahead.

DOUG YOUNG: Hi, good evening. I just wanted to see if there is any new news in terms of the ISE joint venture break fee. I think there was one that was built into the contract. I'm wondering if you can quantify that, or when we could expect that to be paid?

MICHAEL PTASZNIK: Hi, Doug, it's Michael. If you see the MD&A which has now been SEDAR-filed and is available, we have some disclosure about that, but let me take a step back with respect to the ISE.

We think very highly of the ISE as an organization, and we're looking forward to working with them on the DEX project. Obviously, with the MX transaction, if the MX transaction does close as we hope it does, then the DEX project won't be going forward.

But that being said, we continue to look for ways to work with the ISE, and we are involved in discussions with them to see if we can work together on certain aspects of the business, and Rik has been leading those discussions.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

But what we do have, and you'll see that in the notes to the financial statements as filed and in the MD&A, you'll see that there is a $15 million fee that we will pay them if we cannot come to some alternative arrangement. But, like I said, we hope that we're going to be able to be successful in finding some way to work with them.

DOUG YOUNG: Michael, in what ways would you be looking to work with them? Would it be on a market structure, or...?

RIK PARKHILL: I think if you look at our three core businesses right now -- cash equity trading, listings, and market data -- there are certain things that we're discussing across all three of those businesses which I think may prove to be mutually beneficial to both parties.

DOUG YOUNG: Okay. And, Rik, just on the new pricing model, how many clients would it apply to? How many clients have signed up? I know there was one, I think, that was announced that had signed up. What's the general feedback that you've gotten from clients which you’ve had discussions with, so far?

RIK PARKHILL: First, before I answer those questions directly, let's step back and look at the genesis of this program.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

We were approached by a number of customers that didn't receive the full benefits of the past price revisions because their order flow was more slanted to the active side, in terms of market orders, which, of course--... I mean, there's a charge for those.

What we were looking to do in this program was to solve that friction, and allow them to benefit from some of the fee revisions in proportion to the benefit that other customers received.

We've come up with this packaged pricing system. As I pointed out in my comments, it only applies to part of our trading business, and that's the Central Limit Order Book.

We have NDAs with all of the customers that we're in discussions with, and, certainly, all of the customers that we've done agreements with, because it really involved an exchange of a lot of confidential data in terms of trying to solve specific frictions.

I think we reached a better understanding of some of our customers' businesses, and they, I think, came to a better understanding of our business as well, with the idea of making the order flow that they bring to the Exchange more sticky on sort of a long-term basis.

I think Paul Malcolmson has said that, right now, we do have a number of agreements with customers, but it's not material in terms of the impact on our trading revenue, and because it applies to only a handful of customers, potentially, I think it's our expectation, at this point, that it won't have a material impact on our trading revenue.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

DOUG YOUNG: Just to confirm, you have more than one client signed up?

RIK PARKHILL: We have agreements, yes.

DOUG YOUNG: And what percentage of your total trading volume does this apply to?

RIK PARKHILL: In terms of the customers that might qualify?

DOUG YOUNG: I know it's not applicable to market on close, market on open.

RIK PARKHILL: Oh, I see. It's about 50 percent.

DOUG YOUNG: Okay. Maybe I'll finish up with this one. The ICE and NGX deal, and the scheduled launch -- can you give us any sense of what impact this could have on your business? What I'm looking for is, is this going to be a material increase--... Could this have a material impact on your bottom line?

RIK PARKHILL: I think Michael can talk about the financial impact, probably, more articulately than I can, but in terms of the customer impact, it potentially could be quite significant, because the IntercontinentalExchange, I think, hits about 8,000 desktops, and we expect a significant increase in terms of the profile of NGX's quotes, as well as just its role in terms of clearing physical natural gas in North America.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

MICHAEL PTASZNIK: Yes, I would just echo those comments. Let's just remind everybody that there are two aspects of the transaction. One is that we're going to be able to get the NGX products up on the ICE screens, as Rik mentioned, and that will greatly expand the customer base in which we'll be able to be seeing those products and then able to trade them, once they’ve signed the contracts with NGX.

The second piece of the transaction is clearing the ICE physical trades in the U.S. marketplace, and I think the U.S. marketplace is about four times the size of the Canadian, with respect to the underlying production. Then we have the ability to increase the velocity of trading as well, once it's on a clear platform.

So, that's really where we see the upside potential. As you know, Doug, we haven't quantified that, and it will take a while to get the physical clearing up and running in the U.S., but we do see that there is substantial opportunity to grow the NGX business.

DOUG YOUNG: Thank you.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

OPERATOR: Your next question comes from Daniel Harris of Goldman Sachs. Please go ahead.

DANIEL HARRIS: Hi, guys, good afternoon. I know you talked about the new pricing mechanism that you have in place, but in the past you had talked about had trading volumes stayed the same, you would expect $7-10 million in lower revenues. But it seems to me that we may be running at a slightly different pace than that. I was wondering if you could comment on how you're thinking about that number, going forward.

MICHAEL PTASZNIK: I think what happened in the quarter -- you raise a good point -- is that the overall volumes grew, I think, 26 percent, and the revenues--... Sorry?

PAUL MALCOLMSON: Toronto Stock Exchange, five.

MICHAEL PTASZNIK: Sorry, yes, revenues on the Toronto Stock Exchange, five. But what happened there is that, because the volumes had grown to such a large degree, a number of the firms have moved over into the next tier of pricing, so they're incremental volumes, so you can't just do it on a linear basis, because what's happened is, those firms are now trading at the lower discount level because of this significant growth in volumes.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

So, the good news is that we continue to get additional incremental revenue from those firms, and there's been higher growth of the transactions, but it's just not at the same rate as the underlying volume was, prior to the October period.

DANIEL HARRIS: Okay. So, I'm looking at the revenues -- and I appreciate the additional disclosure you guys have been giving for the last couple of quarters -- and it looks like TSX Venture has actually been growing at something like four times the main market, in terms of revenues, not volumes. Should we assume that that magnitude sort of continues, going forward, and is that going to have an impact, then, on that rate that you guys are capturing, however we calculate it on the blended basis?

MICHAEL PTASZNIK: Rik's new here. Maybe he'll want to start making some predictions as to the future volumes, but you guys know that I don't.

[Laughter]

So, I don't think that we're going to give any predictions as to what that rate is going to grow at. Obviously, there's been a lot of interest in the listings that are on the Venture Exchange, especially in the mining sector, and it's been great for that business. The liquidity has grown dramatically over the last couple of years. But we don't give any of the forward-looking projections.

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DANIEL HARRIS: Is the cost that you guys are charging brokers on the system for Venture the same as it is for the TSX platform?

RIK PARKHILL: No--

DANIEL HARRIS: Or it's a lower rate per share?

RIK PARKHILL: No, it's a lower rate on the active side, as well as a lower rebate. And in fact, we don't really have a separate Venture and Toronto Stock Exchange trading fee system any more. We have a high-price fee system for stocks that are priced above a certain level, and then a low-price system, and most of the Venture stocks, if not all of them, would be under the low-price system.

DANIEL HARRIS: So if we did continue to see a mix shift while overall revenues would go up, that revenue capture probably would decline, should that same thing happen with the mix shift?

RIK PARKHILL: I think also, traditionally, in these types of markets, what we've seen is generally sort of a migration, in terms of volume growth, back towards the Toronto Stock Exchange, and that there's just less robust Venture growth. And then, when things stabilize, that trend begins to reverse itself again.

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DANIEL HARRIS: Okay. I'll just ask one more and then maybe jump back in the queue. On the NGX ICE transaction, I think last quarter you guys talked about having basically tripled the size of your backstop, and I was wondering if you can give an update on additional interest that you've seen over the last quarter in terms of what caused you to change that backstop. Last time, it seemed like there was a lot more interest, and whether or not that interest has continued to build here in the fourth quarter of the year and the early part of 2008. Thanks a lot.

MICHAEL PTASZNIK: There are a few reasons why we were looking to increase the backstops. One of the key reasons was, as part of the ICE transaction, we felt that as we moved more into the U.S. marketplace, we needed to have a larger backstop there, in order to attract some of the U.S. players to the market.

In addition, we were running into limitations with some of the current traders on the marketplace because of the level of the backstop.

And so, we have been getting positive feedback from customers on increasing the backstop. I can't say how much of the additional volume -- I mean, the volume grew, I think, 35 percent in the quarter -- how much of that came from the increase in the limit, but it's definitely been a positive factor with our customers.

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DANIEL HARRIS: Thanks very much, Michael.

OPERATOR: Your next question comes from Jeff Fenwick of Cormark Securities. Please go ahead.

JEFF FENWICK: Good afternoon, gentlemen. Just a follow-up question on NetThruPut. Michael, I think there were some comments by you in the media recently that you may be able to speed up the acquisition and capitalize on that option that TSX had paid for. I'm just wondering if you could provide a little more color around when you could possibly execute upon that, and how you would go about valuing it now. I believe you were going to value it based on 2008 performance.

MICHAEL PTASZNIK: There were really two gating factors that determined when we'd be able to do this. We've spoken to Enbridge and they are happy to enter into discussions with us about moving up the timing of that. Obviously, we can't move it up until the transaction with the MX closes.

But the other gating factor there is we obviously want to be ready to take on that business, and there are a number of things that we'd have to be sure that we can put in place before we're able to bring them on.

So, those are the types of considerations that we have on our side. And you're also very right with respect to what the basis of the valuation is: 2008. So, that would be the key of our discussion with Enbridge, is how do we determine what we end up paying them, because if we don't have the 2008 financial results, we're going to have to come to some other agreement.

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So, as I said, the earliest would be at the closing of the MX transaction, but I think it would take a little bit longer before we're able to finalize that.

JEFF FENWICK: Okay, great. And just going back to Quantum™ for a minute, it sounds like you're committed to rolling the platform out through 2008, and I'm just wondering would there be any point where you will reconsider that after the deal closes with Montréal, and whether it's appropriate to look at SOLA as an alternative, or will that not happen until toward the end of 2008?

MICHAEL PTASZNIK: From an integration standpoint, we're still going through the planning with MX and TSX, and trying to look at what the opportunities are there.

The key piece here is that we're calling things SOLA and Quantum™, but there's really a number of layers behind this, from a technology standpoint, and not to get into the details, especially because I'm definitely not the right person to speak to it, but there are aspects of the two trading systems that we will be able to bring together, and it's really the business rules, at the end of the day, that will be the same.

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So, we will combine these two platforms, in one way, shape, or form, over time, but it doesn't mean that we will stop rolling out the Quantum™ platform in the meantime, because we think that it's an important requirement, from a customer standpoint, to be able to achieve the type of results that we've been starting to see on the one stock across the rest of the platform.

So, whatever plan we end up coming out with, we're going to be able to bring the two platforms together, but then still meet the customer needs.

JEFF FENWICK: Okay, great. And I guess the last thing I'd like to focus on a little bit is Shorcan. You've started to provide a little more detail in your revenue breakout from that. Just a question around what sort of revenue growth rates you're seeing here. I believe when you did the acquisition of Shorcan and PC-Bond, at the time you'd indicated, I think, the combined revenues were around $22.0 million, on a run-rate basis, and it appears to be at about that level for this year. I'm just wondering if I'm looking at that correctly, and what you're seeing in the business there.

RIK PARKHILL: I think the Shorcan results suffered this year, and there were a combination of factors. During the first half of the year, the whole fixed income market, or those involved in fixed income trading, I think, had a difficult time with the flat yield curve, so volumes overall were down, particularly in the IDB space.

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Shorcan probably lagged the IDB market a little bit, in terms of rolling out an electronic platform, which is now in place, and sort of trading on the short end of the yield curve seems to have migrated, within the IDB space, more to electronic trading, and perhaps at a faster rate than we anticipated. But that electronic platform is now in place, and I think we're expecting improved results in 2008.

MICHAEL PTASZNIK: And on the PC-Bond business, we've been very pleased with the results there, with the number of participants that have signed up and are now providing quotes, and the growth of the business and in the growth in the number of customers. I think revenue is up about 24 percent or so on that piece of the business.

JEFF FENWICK: Okay, great. And I guess the only remaining question with that was there was an incremental potential performance incentive payout associated with the deal. I think the maximum was $38 million. What's the window for that being calculated? Is that coming up now?

MICHAEL PTASZNIK: On the Shorcan?

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JEFF FENWICK: That's right, yes. I believe there was sort of an incremental performance or earn-outs that you'd had with that deal.

MICHAEL PTASZNIK: $38 million, I don't think that's the right number. I think that may have been combined from some other pieces. Maybe we can have Paul get back to you on what we've disclosed on that. I want to make sure I don't misspeak here.

JEFF FENWICK: Absolutely. That's fine.

PAUL MALCOLMSON: I think there's more on that number, Jeff, probably. I can get back to you.

JEFF FENWICK: Okay, I appreciate that. Okay, thank you very much, guys.

OPERATOR: Your next question comes from John Reucassel of BMO Capital Markets. Please go ahead.

JOHN REUCASSEL: Thanks. I wonder if you could help me out, Michael, here. The AMF hearings: when is that set to start?

MICHAEL PTASZNIK: We don't have a date yet, but we're hoping that we'll be able to publish our application very shortly, and that the hearings will be definitely before the end of the quarter, is what we're hoping for. But we're hoping news of that will come out within a short while.

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JOHN REUCASSEL: And just remind me of that process. The AMF says, "We're going to have hearings," and then they give people time to prepare? Is it three weeks or two weeks or four weeks?

MICHAEL PTASZNIK: Yes. There's a comment period they haven't specifically identified. I can say it's a 30-day comment period? So, a 30-day comment period is what we expect that they will have, once we'll be able to publish the application. People will then send in their comments, and then individuals will be chosen to speak at the hearing, which we expect will be a couple of days, approximately. And again, we're waiting for the AMF to lay out the full plan, once they determine it, but that’s roughly the process.

And then, after that, there will be a short period of time -- or, again, we hope, a short period of time -- before they finalize the decision with respect to the recognition order.

JOHN REUCASSEL: And the decision is made--... Do we know--... Is it three people that are on that committee? Do we know?

MICHAEL PTASZNIK: No, sorry, I don't have the answer to that.

JOHN REUCASSEL: Is it one person that makes the decision, or are there three people? What's the process there?

MICHAEL PTASZNIK: I believe it's the Commission--

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JOHN REUCASSEL: Okay, so it's the whole Commission. Okay. For Rik, you talked about single-millisecond. So, are you getting it in 9 milliseconds, or is this 5 milliseconds, your latency?

RIK PARKHILL: I think we're still in the process of balancing and optimizing the system for maximum performance, but most days, it's been sort of in the range of 2 to 5 milliseconds.

JOHN REUCASSEL: Wow. Okay. And the messages -- what's the speed there? How many messages are you getting?

RIK PARKHILL: Well, overall, we've set new message records, and I think there was a press release last week that we had a day where we handled 26 million messages, but that was across all of our trading systems.

JOHN REUCASSEL: Okay.

RIK PARKHILL: I'm not sure--

[overlapping speakers]

RIK PARKHILL: I'd have to go back and look at the one stock, but we've been quite impressed by the processing capacity and the message throughput, over that one stock on the Quantum™ system.

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JOHN REUCASSEL: And for a non-technology guy, can you buy this kind of stuff off the shelf that has this kind of speeds? How difficult is it to put together?

RIK PARKHILL: You can buy the hardware. You can't buy the business application. That's all developed internally and written by the IT staff here. And there are some proprietary processes and some patents that we filed on various pieces of the technology that are used in the system.

One of the challenges that we have as the central marketplace is that it's not good enough to be just fast. We also have to make sure that our systems are bulletproof and have 100 percent availability and reliability. And that type of technology, it's very difficult to buy off the shelf, or to even get it from an outsourced development agency.

JOHN REUCASSEL: Okay. And any thought to getting a smart order router system?

RIK PARKHILL: Yes. It's a major project here, and we hope to have one operational in the third quarter of this year.

JOHN REUCASSEL: So you are going to have one?

RIK PARKHILL: Oh, definitely.

JOHN REUCASSEL: Okay. Had that been previously announced?

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RIK PARKHILL: I think at various conferences, we've talked about a smart order router, but I think we've sort of fine-tuned the delivery schedule, and the goal here is to have it in place in the third quarter.

JOHN REUCASSEL: Okay, great. Thank you.

OPERATOR: Ladies and gentlemen, if there are any additional questions at this time, please press the * followed by the 1. As a reminder, if you are using a speakerphone, please lift the handset before pressing the keys. Your next question comes from Chuck Greige of Blue Lion Capital. Please go ahead.

CHUCK GREIGE: Good afternoon. Just a few questions. First, the average share count in the quarter was what, on a fully diluted basis?

MICHAEL PTASZNIK: Paul, do you have that number?

PAUL MALCOLMSON: I have the full-year one, Chuck. Maybe we can get back to you with the one for the quarter. I’m not sure I have it handy here.

CHUCK GREIGE: All right. Do you have the fully diluted share count for year-end?

PAUL MALCOLMSON: Yes. Just go ahead with your other questions, Chuck, and we'll get that for you.

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CHUCK GREIGE: Can you talk a little bit more about any sort of one-time expense in the fourth quarter, or, actually, even in the third quarter, related to this MX transaction?

MICHAEL PTASZNIK: No, those costs have been capitalized, in anticipation of the transaction, so there are no one-time costs included in the quarter's.

CHUCK GREIGE: Can you tell us the amount of those costs?

MICHAEL PTASZNIK: In the pro forma that we released, we talk about a total amount of $17.0 million, which is the expected amount that would be capitalized as part of the transaction. Just hold on a second. Sorry, $15.0 million would be capitalized as part of the transaction.

CHUCK GREIGE: Okay.

MICHAEL PTASZNIK: In addition, there may be some other one-time costs that we've already talked about, which would be about $17.0 million of one-time costs that would be expensed, and that would include the fee that we would have to pay the ISE if we were not able to come to an arrangement.

CHUCK GREIGE: Okay. One other question was information and trading systems. Obviously, you've been spending a lot of money on Quantum™, but sequentially, it actually kicked down, the expense did, in the fourth quarter. How should we think about that prospectively for 2008?

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MICHAEL PTASZNIK: As I said, we don't give forward-looking. The way to think about our expenses on Quantum™, it's part of our normal run-rate in our IT department, so you've seen the expenses in our compensation and benefits running for a while in the same sort of range that they’ve been in, and we've capitalized about $5.7 million over the last couple of quarters. We do have additional expenses, going forward, in 2008, around the Quantum™ gateway. So, I'm not sure I can give you much more guidance than to say it's basically built into the numbers that you've already seen.

CHUCK GREIGE: Okay. And on the G&A side, the uptick in the fourth quarter, relative to at least the two previous quarters? Can you maybe put a little more color on that?

MICHAEL PTASZNIK: About $2.0 million of the costs were due to the cost of the acquisitions, which wouldn't have been in there in the fourth quarter of the previous year.

CHUCK GREIGE: But they were in the third quarter, right?

MICHAEL PTASZNIK: Yes, they would have been in the third quarter. And, quarter over quarter, there was some additional capital tax, and a bunch of miscellaneous items in the fourth quarter of the year. It was really a bunch of miscellaneous items, nothing specific, other than the capital tax.

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32

CHUCK GREIGE: And the capital tax -- could you just maybe shed a little light on that? How does that work?

MICHAEL PTASZNIK: It's just another tax as a percentage of the capital assets of the corporation.

CHUCK GREIGE: Just another way the government reaches into your pocket? Is that what you're saying?

[Laughter]

CHUCK GREIGE: Okay.

PAUL MALCOLMSON: Chuck, it's Paul. Just to get back to you on the share count, so the fully diluted for the full year was 68,464,095.

CHUCK GREIGE: 68.46 million? And that's for full year 2008, not year-end 2008?

PAUL MALCOLMSON: 2007, correct.

CHUCK GREIGE: For 2007. That's full year?

PAUL MALCOLMSON: Correct.

CHUCK GREIGE: And do you have the fully diluted share count at year-end?

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PAUL MALCOLMSON: The actual shares outstanding at year-end?

CHUCK GREIGE: Yes.

PAUL MALCOLMSON: Yes. It's in our press release, Chuck, but I can give you that.

CHUCK GREIGE: So that is the fully diluted number?

PAUL MALCOLMSON: No, it's not. It wouldn't be fully diluted. That's just the shares that are outstanding.

CHUCK GREIGE: Okay.

PAUL MALCOLMSON: I can get back to you with that later, if you like.

CHUCK GREIGE: All right, thank you.

PAUL MALCOLMSON: Okay.

CHUCK GREIGE: I appreciate it.

OPERATOR: Your next question comes is a follow-up from Doug Young of TD Newcrest. Please go ahead.

DOUG YOUNG: Just on the Market Data side, could you split out the amount of revenue that you're getting from your U.S. and international clients, versus your Canadian clients? Or, if you can't do that, the percent of your subscribers that are outside of Canada?

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MICHAEL PTASZNIK: About a third of the revenue is coming from outside of Canada.

DOUG YOUNG: Okay. And then, Rik, to go back onto the Quantum™, and the speed, the first question I'd have is as you add more symbols, do you expect that to slow? And, second, is that millisecond timing, is that from inside the gateway or is that from outside the gateway?

RIK PARKHILL: No, it's from when the order hits the gateway, and so it's basically once the order enters the trading engine.

DOUG YOUNG: Okay, so it doesn't factor in the time to get through the gateway?

RIK PARKHILL: Our expectation, and I guess this will only be proven as we roll out more symbols, once the entire market is on the Quantum™ system, is that response times, on average, will be below 10 milliseconds. We've obviously done lab tests and simulations that give us confidence in terms of attaining that goal.

DOUG YOUNG: Is that with the new gateway? I guess that's assuming the new gateway's in place as well.

RIK PARKHILL: No, that's just the trading engine response time, so the point in time when the order enters the trading engine--

DOUG YOUNG: Okay.

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RIK PARKHILL: ... (inaudible) to get a response back.

DOUG YOUNG: Okay, thank you.

OPERATOR: Your next question is a follow-up question from Jeff Fenwick of Cormark Securities. Please go ahead.

JEFF FENWICK: Hi. Just to follow up on the process question here -- you've already provided some details around the next steps with the AMF. I'm just wondering, with the OSC, is that a parallel process that goes on, or do you have to wait until the AMF gives its approval? Do you have any color that you could provide us with that?

MICHAEL PTASZNIK: We're having some discussions with the OSC. AMF is the one, the key regulator, from an approval standpoint. The OSC is still determining how they're going to move forward, from their standpoint. But I would say the gating factor would be the AMF.

We've also done our filings with, or MX has done the filings with the SEC, so that's well in hand, as well as the Competition Bureau and the Toronto Stock Exchange.

So, all the different regulators, the process is all moving forward, and at this point in time, there has been no indication that we will not be able to hit the Q1 timing. But again, we're still working our way through the process.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "

JEFF FENWICK: Okay. Thank you very much.

OPERATOR: Mr. Malcolmson, there are no further questions at this time. Please continue.

PAUL MALCOLMSON: Great. Thank you very much, everyone, for joining us today. The contact information for both media as well as Investor Relations is in today's press release, and we would be happy to take any further questions.

Again, thank you for joining us, and have a good evening.

OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. You may now disconnect your lines.

****

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.
 CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur.
Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. "